UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

JUNIPER NETWORKS, INC.

(Name of Issuer)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

48203R104

(CUSIP Number)

Matthew P. Quilter, Esq.	Robert D. Thomas
Fenwick & West, LLP	Chief Executive Officer
Silicon Valley Center	NetScreen Technologies, Inc.
801 California Street	805 11th Avenue, Building 3
Mountain View, CA 94041	Sunnyvale, CA 94089
Phone: 650-988-8500	Phone: 408-543-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48203R104	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NetScreen Technologies, Inc., I.R.S. Identification No. 77-0469208

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None. 8. Shared Voting Power 38,860,290 shares of common stock[1] 9. Sole Dispositive Power None. 10. Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,860,290 shares of common stock[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%[2]

14.	Type of Reporting Person (See Instructions) CO

[1]	This number of shares of common stock is subject to voting agreements (the “Voting Agreements”), dated February 9, 2004 between NetScreen Technologies, Inc. and certain officers and directors of Juniper Networks, Inc., described in Items 3 and 4 below, which collectively provide that NetScreen shall have the power to vote or direct the vote of a number of shares of Juniper Common Stock (defined below) equal to 9.7% of the total outstanding shares of Juniper Common Stock with respect to matters specified in the Voting Agreements in connection with any meeting or action by written consent of the stockholders of Juniper. Of the 38,860,290 shares, 7,107,360 shares are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of February 9, 2004. NetScreen expressly disclaims beneficial ownership of any of the shares of Juniper Common Stock subject to the Voting Agreements.

[2]	Based on 395,346,544 shares of Juniper Common Stock outstanding as of February 9, 2004 and the issuance of 7,107,360 shares of Juniper Common Stock upon the exercise of outstanding options which either are vested or will vest within 60 days of February 9, 2004 as identified in footnote 1 above.

SCHEDULE 13D

CUSIP No. 48203R104	Page 3 of 7 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.00001 per share (“Juniper Common Stock”), of Juniper Networks, Inc., a Delaware corporation (“Juniper”). The principal executive offices of Juniper are located at 1194 North Mathilda Avenue, Sunnyvale, CA 94089.

Item 2. Identity and Background.

(a) The name of the corporation filing this statement is NetScreen Technologies, Inc., a Delaware corporation, (“NetScreen”).

(b) The address of NetScreen’s principal office is 805 11th Avenue, Building 3, Sunnyvale, CA 94089.

(c) NetScreen develops, markets and sells a broad family of integrated network security solutions for enterprises, carriers and government entities. NetScreen’s security solutions provide key technologies such as firewall, virtual private networking, denial of service protection, antivirus and intrusion detection and prevention in a line of easy-to-manage security systems and appliances.

(d) Neither NetScreen nor, to NetScreen’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither NetScreen nor, to NetScreen’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect such laws.

(f) To NetScreen’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except that Mr. Robert D. Thomas is a citizen of Australia and Mr. Anson Chen is a citizen of Canada.

Set forth on Schedule A attached hereto is the (i) name, (ii) residence or business address and (iii) present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NetScreen as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Reorganization, dated February 9, 2004, a copy of which is attached hereto as Exhibit 1 (the “Reorganization Agreement”), by and among NetScreen, Juniper and Nerus Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Juniper (“Merger Sub”), and subject to the conditions set forth therein, it is contemplated that Merger Sub will be merged with and into NetScreen (the “Merger”). At the effective time of the Merger, the separate corporate existence of Merger Sub will cease, and NetScreen will continue as the surviving corporation (sometimes referred to herein as the “Surviving Corporation”) and as a wholly owned subsidiary of Juniper.

As inducement for NetScreen to enter into the Reorganization Agreement and in consideration thereof, certain officers and directors of Juniper set forth in Schedule B (collectively the “Stockholders”), entered into individual Voting Agreements with NetScreen, dated February 9, 2004, the form of which is attached hereto as Exhibit 2 (the

Page 4 of 7 Pages

“Voting Agreement”) and more fully described in Item 4, whereby each Stockholder agreed to vote all of the shares of Juniper Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the Reorganization Agreement and approval of the Merger and certain related matters. NetScreen did not pay additional consideration to Stockholders who entered into a Voting Agreement. Each of the Stockholders also granted NetScreen an irrevocable proxy (the “Proxy”).

References to, and descriptions of, the Merger, the Reorganization Agreement and the Voting Agreements as set forth throughout this Schedule 13D are qualified in their entirety by reference to the copies of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and the form of Voting Agreement (and Proxy) included as Exhibit 2 to this Schedule 13D, respectively, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

(a)-(b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of NetScreen by Juniper pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and NetScreen will continue as the Surviving Corporation. By virtue of the Merger, each share of outstanding common stock, par value $0.001 per share, of NetScreen (“NetScreen Common Stock”) will be cancelled and extinguished and automatically converted into the right to receive 1.404 (the “Exchange Ratio”) shares of Juniper Common Stock. In connection with the Reorganization Agreement, all options to purchase NetScreen Common Stock then outstanding under each of NetScreen’s 1997 Equity Incentive Plan, 2001 Equity Incentive Plan, OneSecure, Inc. 2000 Stock Option/Stock Issuance Plan, Neoteris 2001 Stock Plan, 2002 Stock Option Plan and any other plan or agreement pursuant to which options to purchase shares of NetScreen Common Stock have been granted or are outstanding following their assumption by NetScreen (collectively, the “Company Option Plans“) will be assumed by Juniper. Rights outstanding under NetScreen’s 2001 Employee Stock Purchase Plan (“NetScreen’s ESPP“) will be exercised in accordance with the procedures set forth in NetScreen’s ESPP, and each share of NetScreen Common Stock purchased pursuant to such exercise will, by virtue of the Merger, be converted into the right to receive a number of shares of Juniper Common Stock equal to the Exchange Ratio, without issuance of certificates representing issued and outstanding shares of NetScreen Common Stock to participants under NetScreen’s ESPP.

Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed certain executive officers and directors of NetScreen as such Stockholder’s lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give such executive officers and directors of NetScreen the full power of substitution and resubstitution, to vote and exercise all voting rights and related rights or deliver a consent with respect to the shares of Juniper Common Stock set forth on Schedule B attached hereto beneficially owned by the Stockholders, at every meeting of the stockholders of Juniper called with respect to any of the following and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of Juniper with respect to any of the following: (i) in favor of approval of the Merger, the execution and delivery by Juniper of the Reorganization Agreement and the adoption and approval of the terms thereof, the issuance of shares of Juniper Common Stock in connection with the Merger (“Juniper Stock Issuance”)and in favor of each of the other actions contemplated by the Reorganization Agreement and the Proxy and any action required in furtherance thereof; (ii) against approval of any proposal made in opposition to, or in competition with, the consummation of the Merger, Juniper Stock Issuance and the transactions contemplated by the Reorganization Agreement; and (iii) against any action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger, Juniper Stock Issuance or any of the other transactions contemplated by the Reorganization Agreement.

Pursuant to the Voting Agreements, each of the Stockholders agrees that, at all times during the period beginning February 9, 2004 and ending on the earlier to occur of (i) the effective time of the Merger or (ii) the termination of the Reorganization Agreement in accordance with the terms thereof (the “Expiration Date”), Stockholder will not transfer any of the shares Juniper Common Stock, including any shares of capital stock of Juniper that Stockholder

Page 5 of 7 Pages

purchases or with respect to which Stockholder otherwise acquires beneficial ownership after February 9, 2004 and prior to the Expiration Date, or make any agreement relating thereto, in each case without the prior written consent of NetScreen.

The purpose of the Voting Agreements is to assist Juniper and NetScreen in consummating the Merger and other transactions contemplated under the Reorganization Agreement. The Voting Agreements provide that the Voting Agreements will not, and it is the intent of the parties that the Voting Agreements will not, preclude the board of directors of Juniper or any member thereof from exercising his or her fiduciary duties as required by applicable law.

(c) Not applicable.

(d) Pursuant to the terms of the Reorganization Agreement, Juniper will cause one individual designated by NetScreen that is reasonably acceptable to Juniper to be elected or appointed to Juniper’s Board.

(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Juniper will take all necessary action under its charter documents to expand the authorized number of directors on its board in order to add one individual designated by NetScreen as described in Item 4(d) above.

(h) Not applicable.

(i) Not applicable.

(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreements, NetScreen may be deemed to be the beneficial owner of at least 38,860,290 shares of Juniper Common Stock as of February 9, 2004. Such Juniper Common Stock constitutes approximately 9.7% of the issued and outstanding shares of Juniper Common Stock, based on the 395,346,544 shares of Juniper Common Stock outstanding as of February 9, 2004. NetScreen also may be deemed to have shared voting power with respect to the foregoing shares of Juniper Common Stock with respect to those matters described in Item 4 above. However, (a) other than as specifically set forth in the Voting Agreements, NetScreen is not entitled to any rights as a stockholder of Juniper as to the foregoing shares of Juniper Common Stock, and (b) the filing of this Schedule 13D shall not be construed as an admission that NetScreen is, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, the beneficial owner of any of the shares of Juniper Common Stock subject to the Voting Agreements.

(c) To NetScreen’s knowledge, no shares of Juniper Common Stock are beneficially owned by any of the persons named in Schedule A to this Schedule 13D.

(d) To NetScreen’s knowledge, no transactions in the class of securities reported have been effected during the past 60 days by any person named pursuant to Item 2.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Reorganization Agreement and the exhibits thereto, including the Voting Agreement, to the knowledge of NetScreen, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 (including Schedule A hereto) and between such persons and any person with respect to any

Page 6 of 7 Pages

securities of Juniper, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Title

1	Agreement and Plan of Reorganization, dated as of February 9, 2004, by and among Juniper Networks, Inc., Nerus Acquisition Corp. and NetScreen Technologies, Inc. (Incorporated by reference from Exhibit 99.1 to NetScreen’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2004.)

2	Form of Voting Agreement, dated February 9, 2004, by and among Juniper Networks, Inc., NetScreen Technologies, Inc. and certain shareholders and/or option holders Juniper Networks, Inc.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 19, 2004

By:	/s/ REMO E. CANESSA

Remo E. Canessa Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

NETSCREEN TECHNOLOGIES, INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of NetScreen. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o NetScreen Technologies, Inc, 805 11th Avenue, Building 3, Sunnyvale, CA 94089.

Name of Executive Officer	Title and Present Principal Occupation

Robert D. Thomas	President, Chief Executive Officer and Director

Robert Beaulieu	Vice President of Customer Service

Remo E. Canessa	Chief Financial Officer

Anson Chen	Vice President of Research and Development

Charles R. Clark	Vice President of Operations

Feng Deng	Chief Strategy Officer and Director

David K. Flynn	Vice President of Marketing

Krishna Kolluri	General Manager, Secure Access Products

Mark S. Smith	Vice President of Worldwide Sales

Name of Director	Title, Present Principal Occupation and Business Address

Alan L. Earhart	Director

Michael L. Goguen	Director c/o Sequoia Capital 3000 Sand Hill Road Building 4, Suite 180 Menlo Park, CA 94025

Katherine M. Jen	Director c/o AsiaTech Management, LLC 3945 Freedom Circle, Suite 360 Santa Clara, CA 95054

Frank J. Marshall	Director c/o Timark, L.P., Suite 265 14510 Big Basin Way Saratoga, CA 95070

Thomas F. Mendoza	Director c/o Network Appliance, Inc. 495 East Java Drive Sunnyvale, CA 94089

Victor E. Parker, Jr.	Director c/o Spectrum Equity Investors 333 Middlefield Road, Suite 200 Menlo Park, CA 94025

8

SCHEDULE B

JUNIPER STOCKHOLDERS THAT ARE A PARTY TO A VOTING AGREEMENT WITH NETSCREEN

The following table sets for the name and principal occupation or employment of each stockholder of Juniper that has entered into a Voting Agreement with NetScreen in connection with the Reorganization Agreement, and the aggregate number of shares of Juniper Common Stock beneficially owned by each such Stockholder as of February 9, 2004 subject to such Voting Agreement. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Juniper Networks, Inc., 1194 North Mathilda Avenue, Sunnyvale, California 94089.

Name and Address of Beneficial Owner(1)	Ownership	Class(2)
Scott Kriens (1) Chairman, Chief Executive Officer and President	16,181,206 shares	4.1%
Pradeep Sindhu (2) Vice Chairman, Chief Technical Officer	12,491,322 shares	3.2%
Marcel Gani (3) Executive Vice President, Chief Financial Officer	1,181,119 shares	*
James A. Dolce, Jr. (4) Executive Vice President of Field Operations	620,172 shares	*
William R. Hearst III (5) Director c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025	1,045,463 shares	*
Vinod Khosla (6) Director c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025	2,742,075 shares	*
Kenneth Levy (7) Director c/o KLA-Tencor Corporation One Technology Drive Milpitas, CA 95035	36,111 shares	*
Stratton Sclavos (8) Director VeriSign, Inc. 1350 Charleston Road Mountain View, CA 94303	84,111 shares	*

William R. Stensrud (9) Director c/o Enterprise Partners 2223 Avenida de la Playa, Suite 300 La Jolla, CA 92037	1,579,863 shares	*
Ashok Krishnamurthi (10)	859,516 shares	*
Robert M. Calderoni (11)	13,888 shares	*
Kenneth Goldman (12)	25,444 shares	*
All Stockholders as a group (12 persons) (13)	38,860,290	9.7%

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Includes 2,305,125 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(2)	Includes 1,287,812 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(3)	Includes 312,500 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(4)	Includes 2,457,411 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(5)	Includes 39,445 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(6)	Includes 36,111 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(7)	Includes 36,111 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(8)	Includes 76,111 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(9)	Includes 56,111 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(10)	Includes 469,291 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(11)	Includes 13,888 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(12)	Includes 19,444 shares which are subject to options that may be exercised within 60 days of February 9, 2004.
(13)	Includes 7,107,360 shares which are subject to options that may be exercised within 60 days of February 9, 2004.